RICHARDSON & PATEL LLP
10900 Wilshire Blvd, Suite 500
Los Angeles, CA 90024
Telephone   (310) 208-1182
Facsimile   (310) 208-1154

February 19, 2008

VIA FEDERAL EXPRESS, EDGAR, AND FACSIMILE (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek

Re:	Perfectenergy International Limited Amendment No. 2 to Registration Statement on Form SB-2 Filed January 22, 2008 File No. 333-145915

Dear Mr. Kruczek:

On behalf of Perfectenergy International Limited (the “Company” or “Perfectenergy”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 31, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus

Risk Factors, page 4

1.
In light of your authorized but unissued share capital and revised disclosure on page 42 that you intend to finance approximately $39 million in planned expansions through the issuance of equity capital, please add a risk factor discussing the risk to investors of the dilutive effects from future issuances of your equity securities.

Response: We have added a risk factor discussing the risk to investors of the dilutive effects from future issuances of our equity securities on page 16 of our Amendment No. 3 to Registration Statement on Form S-1 (formerly Form SB-2).

If we are unable to attract, train and retain technical personnel, page 9

Geoffrey Kruczek
Securities and Exchange Commission
February 19, 2008

2.
We note that your prior amendment to this filing disclosed that you depended on the services of Mr. Hongbo Li, your chief technical officer. Given that Mr. Li has resigned from your company, please expand this risk factor to discuss the impact his resignation will have on your business.

Response: We have expanded the risk factor on page 9 to discuss the impact on our business of Mr. Hongbo Li’s resignation as our Chief Technology Officer.

Executive Officers and Directors, page 23

3.
We note your response to comment 2. Please disclose your intent regarding holding an annual meeting of shareholders this year, as requested by that comment. Also tell us how not holding such a meeting is permissible under your governing documents and Nevada state corporate law and add a risk factor relating to the inability of investors to exercise their voting rights under state law.

Response: We intend to hold an annual meeting of shareholders this year during the summer season. The S-1 has been amended accordingly on page 25.

Description of Business, page 32

4.
It is our understanding that you recently opened a European sales office in Germany. If true, please expand to disclose this event and describe the principal functions and location of the sales office. Also, if available, explain how this expansion into Europe relates to your strategy to increase your European market share.

Response: We have expanded our disclosure accordingly on page 32 and 36. We have also attached an agreement related to this disclosure as Exhibit 10.39.

Growing Adoption of Government Incentives, page 37

5.
We note your disclosure on page 38 regarding the tax credits approved by the United States government. It is our understanding that clean energy tax credits in the United States are set to expire this year and have not yet been proposed for renewal. Please revise your disclosure here, as appropriate, to address the status of these clean energy tax credits.

Response: We have revised our disclosure on page 38 accordingly.

Management’s Discussion and Analysis, page 46

Geoffrey Kruczek
Securities and Exchange Commission
February 19, 2008

6.
According to a press release dated November 7, 2007 on your Web site, you acquired land in Shanghai which you intend to build two new solar cell production facilities with capacities far greater than your current facility. Please expand to disclose these planned capital expenditures, the estimated start and completion dates for construction, and the expected sources of funds. In this regard, we note your revised disclosure on page 42, which suggests that your planned expansion relates to your current facility rather than the construction of new facilities. Also expand to assess whether your planned expenditures will have or are reasonably expected to have a material impact on your short-term or long-term liquidity. Please see Regulation S B Item 303(b)(1).

Response: We have expanded our disclosures on page 42 to clarify that the expansion refers to expansions of both our current facility and the construction of new facilities, and we have revised our disclosures on page 42 accordingly. We have disclosed our plans to expand our facilities on the land in Shanghai on page 53 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and page 55 under “Description of Property”. We have attached the Investment Agreement between us and Shanghai Zizou Science Park Development Co., Ltd. under which we will obtain rights to this land as Exhibit 10.40.

Executive Compensation, page 58

7.
We note that your chief executive officer and chief accounting officer each received option awards during 2007. Please expand to describe the material terms of each grant, as required by Regulation S-B Item 402(c)(4), and to disclose the assumptions made in the valuation of such options, as required by Instruction to Item 402(b)(2)(v) and (vi). Please also revise your table on page 59 to disclose the vesting date for all options held at year end by your executive officers. See Instruction No.2 to Item 402(d)(2) of Regulation S-B.

Response: Footnotes have been added to the Summary Compensation Table on page 58 describing the material terms of the option grants to our Chief Executive Officer and Chief Accounting Officer during the fiscal year ended October 31, 2007, and disclosing the assumptions made in the valuation of such options. Footnotes have also been added to the Outstanding Equity Awards at Fiscal Year-end Table on page 59 to disclose the vesting date of all options held at year end by our executive officers.

8.
We note your response to comment 11. Please clarify the nature and duration of the oral understanding referenced in notes 2 and 3. For example, was this agreement also in effect for 2007 and will it continue for future years? Also disclose the target levels of profits referred to in notes 2 and 3.

Response: We have updated the footnotes on page 58 accordingly and have included additional disclosures explaining the reduction in our executive officers’ base salaries.

Geoffrey Kruczek
Securities and Exchange Commission
February 19, 2008

Director Compensation, page 59

9.
We note that your non-employee directors were awarded stock options during 2007. Please revise to disclose for each director the aggregate number of option awards outstanding at fiscal year end, as required by Instruction to 402(f)(2)(iii) and (iv), and the assumptions made in the valuation of such options, as required by Instruction to 402(f).

Response: Footnotes have been added to the Director Compensation table on page 59 disclosing the aggregate number of option awards outstanding at fiscal year end and the assumptions made in the valuation of such options.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-8

Earnings Per Share, page F-14

10.
Please revise this note to quantify the number of dilutive potential shares that were excluded from the calculation of diluted earnings per share for the period ended October 31, 2007 because to do so would have been antidilutive for the period presented. Refer to the guidance in paragraph 40(c) of SFAS 128.

Response: We have revised Note 2 on page F-14 accordingly.

Note 8. Other Payables, Shareholders and Officers, page F-18

11.
Please refer to prior comment 20. As previously requested, please revise this note to disclose that you presented the $188,355 of loan proceeds from Mr. Lin (SIC) within the line item entitled “borrowings from shareholders and officers” in your financing activity section of your consolidated statement of cash flows for the year ended December 31, 2006.

Response: We have updated Note 8 on page F-18 accordingly.

Note 9. Income Taxes, page F-19

Geoffrey Kruczek
Securities and Exchange Commission
February 19, 2008

12.
We note that you recorded a $75,725 deferred income tax asset at October 31, 2007 relating to the net operating losses for Perfectenergy Shanghai. Given specific consideration to negative evidence such as your cumulative losses in recent years and current profit margins, tell us and revise your note here and your critical accounting policies in MD&A to discuss why you believe that it is more likely than not that all of the deferred tax assets will be realized. Refer to the guidance in paragraph 17(e) and 20-25 of SFAS 109.

Response: We have revised Note 9 on page F-20 and our MD&A section on page 47 accordingly.

Note 13. Commitments, page F-22

13.
Please refer to prior comment 22. We note from your response that you have an oral understanding with your suppliers that your minimum purchase obligation will be reduced if there is shortage of silicon. In order to enhance an investors’ understanding, please revise your note here and your disclosure on page 53 to explain what your original obligations were under these contracts and to disclose these oral agreements with your suppliers which you state reduces your minimum purchase obligations for silicon under these contracts.

Response: We have revised Note 13 and our disclosures on page 43 and 53 accordingly.

Note 14. Shareholder’s Equity, page F-23

14.
We note here and on page F-26 that you issued warrants in connection with your unit offering on August 8, 2007 and granted 4,472,235 stock options to purchase common stock to your employees in September 2007. We further note that you use the binomial model to value these equity instruments granted. Please revise your disclosure here, on page F-26, and your critical accounting policies within MD&A to explain how you determined the assumptions utilized in the binomial model including volatility, risk free interest rate, dividend rate, expected life, suboptimal exercise factor, etc. Within your discussion, please provide the fair value of your common stock at the time the equity instruments were granted and how the fair value of your common stock was determined. Refer to the guidance in paragraphs A240-242 of SFAS l23(R) and SAB No. 107.

Response: We have updated Note 14 on page F-24, Note 15 on page F-26, and our MD&A section on page 47 accordingly. Note 14 on page F-24, however, already included the following discussion on the fair value of the common stock at the time the equity instruments were granted and how we determined the fair value of the common stock:

Geoffrey Kruczek
Securities and Exchange Commission
February 19, 2008

“The Company allocated the proceeds received between the common stock and warrants first to warrants based on the fair value on the date the proceeds were received with the balance to common stock….. Net proceeds were allocated as follows:

Warrants	$12,226,600
Common stock	3,766,371
Total net proceeds	$15,992,971

Transition Report on Form 10-KSB

General

15.	Please amend this transition report to address the comments issued in this letter, as appropriate.

Response: We will amend and file our transition report on Form 10-KSB to address the comments issued in this letter by February 19, 2008.

Item 8A. Controls and Procedures, page 35

16.
We note your disclosure that your chief executive officer and principal financial officer have concluded that “your disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in this transition report is accumulated and communicated to management, including [your] principal executive officers as appropriate, to allow timely decisions regarding required disclosure.” The language that is currently included after the words “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise your filings to remove the language or to revise the disclosure so that the language that appears after the words “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule l3a-15(e).

Response: We will revise the disclosure accordingly, and will file our amended Form 10-KSB by February 19, 2008.

Geoffrey Kruczek
Securities and Exchange Commission
February 19, 2008

Exhibit 31.1 and 31.2

17.
We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by item 601(b)(31) of Regulation S-B. Specifically, we note throughout the certifications that you refer to the “registrant” rather than the “small business issuer.” Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

Response: We will revise the certifications accordingly, and will file our amended Form 10-KSB by February 19, 2008.

* * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP

/s/ Dominador Tolentino, Jr.
Dominador Tolentino, Jr., Esq.